EX-99.77J REVALUATN

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended July 31, 2016, The Mexico Equity and Income Fund, Inc. made the following permanent tax adjustments on the statements of assets and liabilities:

Undistributed Net Investment Income/(Loss): $(289,019)
Accumulated Net Realized Gain/(Loss): $352,433
Paid-in Capital: $(63,414)

The reclassifications have no effect on net assets or net asset value per share.